EXHIBIT 99.38

CONSENT OF JAMES CURRIE

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2019 of Equinox Gold Corp.

/s/ James Currie
By: James Currie, P. Eng.

Dated: May 13, 2020